PARKERVISION REPORTS SECOND QUARTER 2016 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 15, 2016 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and six months ended June 30, 2016.

Second Quarter 2016 Summary and Recent Developments

•	Entered into a patent license and settlement agreement with Samsung Electronics Co., Ltd. and its affiliates (“Samsung”) in July 2016. The financial terms are confidential; however funds received from Samsung under this agreement will be used to reduce ParkerVision’s repayment obligation to BKI.

•	Filed a complaint in Munich Regional Court against a German subsidiary of LG Electronics, Inc. alleging infringement of one of ParkerVision’s German patents. The hearing in this case is schedule for November 2016.

•	Received $2 million from Brickell Key Investments (“BKI”) in May 2016 to be used for legal fees and expenses in connection with international patent infringement proceedings and for general working capital purposes. These proceeds are in addition to the $11 million received from BKI in the first quarter of 2016, which are primarily for payment of fees and expenses in our proceedings at the International Trade Commission.

•	Sold 1,090,909 shares of our common stock at a price of $2.75 per share in a private placement transaction with an accredited investor in July 2016. The sale of shares generated gross proceeds of approximately $3.0 million which will be used for general working capital purposes.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “With the recent patent license to Samsung, we achieved an important milestone of initiating ParkerVision’s international licensing program in 2016.  Based on our discussions, we believe other companies in the industry are seeing the value in securing authorized use of our patented innovations, which could result in additional intellectual property licenses in the near-term.  Our licensing program complements other opportunities to work with customers in bringing products to market that incorporate ParkerVision innovations. While we encourage authorized users of our technologies to create products incorporating our innovations, we are also exploring the opportunity to provide expertise and technical services to assist companies in developing new product advancements enabled by our technologies.”

Parker continued, “We continue to carefully manage our cash, using only $3 million in cash for operations during the first half of this year excluding the cash used for patent enforcement actions that are funded by our restricted capital. Much of this cash use reflects the continued investment in product development, and we plan to introduce later this year new Wi-Fi products, including products for IoT, that will improve the Wi-Fi user experience in homes and small buildings.”

Second Quarter and First Half 2016 Financial Results

•	Net loss for the second quarter of 2016 was $8.4 million, or $0.72 per common share, compared with a net loss of $4.8 million, or $0.50 per common share, for the second quarter of 2015.

•	Net loss for the first half of 2016 was $13.5 million, or $1.17 per common share, compared with a net loss of $10.6 million, or $1.09 per common share, for the first half of 2015.

•	The increase in net loss in 2016 when compared to 2015 is the result of (i) a $2.3 million increase in the estimated fair value of the Company’s secured contingent payment obligation and (ii) increases in litigation fees and expenses that are paid from restricted cash and cash equivalents.

o	The funds received from BKI are recorded as a secured contingent payment obligation and included in long-term liabilities. ParkerVision elected to measure this obligation at fair value based on projected future cash outflows. For the first half of 2016, the fair value which includes imputed interest payable on this obligation, increased by approximately $2.3 million. The increase in fair value, which is recorded as a loss, is a result of favorable changes in our expectations for the timing of repayment of this obligation.

•	Cash used for operations was approximately $8.9 million in the first half of 2016, compared to $7.9 million for the same period in 2015. The cash used for operations in the first half of 2016 included $5.9 million funded from restricted cash and cash equivalents for payment of legal fees and expenses.

•	At June 30, 2016, restricted cash and cash equivalents of approximately $5.1 million represent the unused portion of the funds received from BKI that are restricted for a specific use.

•	Cash and available-for-sale securities totaled approximately $1.7 million at June 30, 2016.

Conference Call

The Company will host a conference call and webcast on August 15, 2016 at 4:30 p.m. Eastern to review its second quarter 2016 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2015 and the Forms 10-Q for the quarters ended March 31, 2016 and June 30, 2016. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc.		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (unaudited)

Balance Sheet Highlights (in thousands)

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